

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2016

<u>Via E-mail</u>
Richard D. Moss
Chief Financial Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

      **Re:    Hanesbrands, Inc.**
             **Form 10-K for the Fiscal Year Ended January 3, 2015**
             **Filed February 6, 2015**
             **File No. 001-32891**

Dear Mr. Moss:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and Mining